SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 11)*

                         Urstadt Biddle Properties Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    917286106
                                 (CUSIP Number)

                               Charles J. Urstadt
                      Chairman and Chief Executive Officer
                         Urstadt Biddle Properties Inc.
                               321 Railroad Avenue
                          Greenwich, Connecticut 06830
                                 (203) 863-8200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 2005
                      (Date of Event Which Requires Filing
                               of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 917286106
-------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Charles J. Urstadt
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  |_|
         b.  |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
                  N/A
-------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  United States of America
-------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                         383,675
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                    2,432,063
                            9 Sole Dispositive Power
                                        383,675
                           10 Shared Dispositive Power
                                    2,432,063
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,815,738
-------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
-------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                         38.1%
-------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

                                            IN
-----------------------------------------------------------  ------------------

CUSIP No. 917286106
-------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

                  Urstadt Property Company, Inc.
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  |_|
         b.  |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

                  N/A
-------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  Delaware
-------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                               0
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                    2,303,420
                            9 Sole Dispositive Power
                                              0
                           10 Shared Dispositive Power
                                    2,303,420
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,303,420
-------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
-------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                        31.2 %
-------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                            CO
-------------------------------------------------------------------------------

CUSIP No. 917286106
-------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

                  Elinor F. Urstadt
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  |_|
         b.  |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

                  N/A
-------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  United States of America
-------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                          21,300
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                        100,000
                            9 Sole Dispositive Power
                                         21,300
                           10 Shared Dispositive Power
                                        100,000
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     121,300
-------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) |_|
-------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                          1.6%
-------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                            IN
-------------------------------------------------------------------------------

CUSIP No. 917286106
-------------------------------------------------------------------------------
1        Names of Reporting Persons. I.R.S. Identification No. of Above Persons
        (Entities Only)

                  Urstadt Conservation Foundation
                  by Charles J. Urstadt and Elinor F. Urstadt as Sole Trustees
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  |_|
         b.  |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

                  N/A
-------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
-------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                             0
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                     100,000
                            9 Sole Dispositive Power
                                            0
                           10 Shared Dispositive Power
                                     100,000
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     100,000
-------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) |_|
-------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                      1.4%
-------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                    OO
-------------------------------------------------------------------------------

CUSIP No. 917286106
-------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

                  Urstadt Realty Associates Co LP
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  |_|
         b.  |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
                  N/A
-------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  Delaware
-------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                               0
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                    1,776,881
                            9 Sole Dispositive Power
                                              0
                           10 Shared Dispositive Power
                                    1,776,881
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,776,881
-------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) |_|
-------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                         24.1%
-------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                            PN
-------------------------------------------------------------------------------

CUSIP No. 917286106
-------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

                  Willing L. Biddle
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  |_|
         b.  |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
                  OO
-------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  United States of America
-------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                       1,206,945
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                          8,744
                            9 Sole Dispositive Power
                                    1,206,945
                           10 Shared Dispositive Power
                                          8,744
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,215,689
-------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
-------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                         16.5%
-------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                            IN
-------------------------------------------------------------------------------

     This Statement on Schedule 13D constitutes Amendment No. 11 to the Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 10 (the "Schedule 13D"), and is being filed on behalf of: (i) Charles J. Urstadt, (ii) Urstadt Property Company, Inc., a Delaware corporation ("UPCO"), (iii) Elinor F. Urstadt, (iv)the Urstadt Conservation Foundation (the "UCF"), by Charles J. Urstadt and Elinor F. Urstadt, as Sole Trustees, (v) Urstadt Realty Associates Co LP, a Delaware limited partnership, by UPCO as its sole general partner ("URACO"), and (vi) Willing L. Biddle. The reporting persons set forth in (i)
(vi) of the preceding sentence are sometimes hereinafter collectively referred to as the "Reporting Persons". Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

         The Schedule 13D is hereby amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby supplemented as follows:

         See Item 5 below.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) Mr. Urstadt is the direct beneficial owner of 383,675 shares of Common Stock individually, which, when added to the 526,539 shares of Common Stock held by UPCO, the 21,300 shares of Common Stock held by Mrs. Urstadt, the 100,000 shares of Common Stock held by UCF, the 7,343 shares of Common Stock held by the Trust Established Under the Issuer's Excess Benefits and Deferred Compensation Plan (the "Compensation Plan Trust") for the benefit of Mr. Urstadt and the 1,776,881 shares of Common Stock held by URACO, results in Mr. Urstadt beneficially owning 2,815,738 shares of Common Stock, or 38.1 % of the 7,387,700 shares of Common Stock outstanding as of March 25, 2005. Mr. Urstadt, however, disclaims beneficial ownership of any shares owned by UCF.

UPCO is the direct beneficial owner of 526,539 shares of Common Stock, which, when added to the 1,776,881 shares of Common Stock held by URACO, results in UPCO beneficially owning 2,303,420 shares of Common Stock, or 31.2% of the 7,387,700 shares of Common Stock outstanding as of March 25, 2005.

Mrs. Urstadt is the direct beneficial owner of 21,300 shares of Common Stock individually, which, when added to the 100,000 shares of Common Stock held by UCF, results in Mrs. Urstadt beneficially owning 121,300 shares of Common Stock, or 1.6% of the 7,387,700 shares of Common Stock outstanding as of March 25, 2005. Mrs. Urstadt, however, disclaims beneficial ownership of any shares owned by UCF.

UCF is the beneficial owner of 100,000 shares of Common Stock, constituting 1.4% of the 7,387,700 shares of Common Stock outstanding as of March 25, 2005. Mr. Urstadt and Mrs. Urstadt disclaim beneficial ownership of any shares owned by UCF.

URACO is the beneficial owner of 1,776,881 shares of Common Stock, constituting 24.1% of the 7,387,700 shares of Common Stock outstanding as of March 25, 2005.

Mr. Biddle is the direct beneficial owner of 1,206,945 shares of Common Stock individually, which, when added to the 5030 shares of Common Stock held by his wife, Catherine Urstadt Biddle, the 2,644 shares of Common Stock held by the Compensation Plan Trust for the benefit of Mr. Biddle and the 1070 shares of Common Stock held by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the issue of Mr. Biddle, results in Mr. Biddle owning 1,215,689 shares of Common Stock, or 16.5% of the 7,387,700 shares of Common Stock outstanding as of March 25, 2005.

(b) Mr. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 383,675 shares of Common Stock.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 526,539 shares of Common Stock directly owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

Mrs. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 21,300 shares of Common Stock.

UCF, Mr. Urstadt and Mrs. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 100,000 shares of Common Stock owned by UCF in view of the fact that Mr. Urstadt and Mrs. Urstadt are the sole trustees of UCF. Mr. Urstadt and Mrs. Urstadt disclaim beneficial ownership of any shares owned by UCF.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,776,881 shares of Common Stock directly owned by URACO in view of the fact that UPCO is the sole general partner of URACO, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

Mr. Biddle has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 1,206,945 shares of Common Stock.

(c) On January 17, 2005, Mr. Urstadt received dividends on shares of Common Stock which are directly owned by him and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On January 17, 2005, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 4,726 shares.

On January 17, 2005, Mr. Urstadt received dividends on shares of Common Stock which are indirectly owned by him and directly owned by the Compensation Trust Plan, and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On January 17, 2005, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 91 shares.

On January 17, 2005, Mr. Biddle received dividends on shares of Common Stock which are directly owned by him and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On January 17, 2005, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 14,774 shares.

On January 17, 2005, Mr. Biddle received dividends on shares of Common Stock which are indirectly owned by him and directly owned by the Compensation Trust Plan, and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On January 17, 2005, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 33 shares.

Except as set forth in this Schedule 13D, none of UPCO, Mr. Urstadt, Mrs. Urstadt, UCF, URACO or Mr. Biddle or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Urstadt, as Chairman of the Board and Chief Executive Officer of the Issuer, and Mr. Biddle, as President and Chief Operating Officer of the Issuer, are participants in the Restricted Stock Plan. Mr. Urstadt is the direct beneficial owner of 356,250 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan and Mr. Biddle is the direct beneficial owner of 437,500 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan.

Item 7.  Material to Be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby supplemented as follows:

1. Joint Filing Agreement, dated March 29, 2005.

                                                                       SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2005


                       /s/ Charles J. Urstadt
                       ----------------------
                       Charles J. Urstadt

                       URSTADT PROPERTY COMPANY, INC.
                       By: /s/ Charles J. Urstadt
                           ----------------------
                       Name:     Charles J. Urstadt
                       Title:    Chairman of the Board

                       /s/ Elinor F. Urstadt
                       ---------------------
                       Elinor F. Urstadt

                       URSTADT CONSERVATION FOUNDATION

                       By: /s/ Charles J. Urstadt
                       --------------------------
                       Name:     Charles J. Urstadt
                       Title:    Trustee

                       By: /s/ Elinor F. Urstadt
                       -------------------------
                       Name:     Elinor F. Urstadt
                       Title:    Trustee

                       URSTADT REALTY ASSOCIATES CO LP

                       By:    URSTADT PROPERTY COMPANY, INC.
                              Its sole general partner

                       By:  /s/ Charles J. Urstadt
                       ---------------------------
                       Name:   Charles J. Urstadt
                       Title:  Chairman of the Board


                       /s/ Willing L. Biddle
                       ---------------------
                       Willing L. Biddle